

October 25, 2010

Michael T. Flynn
Executive Vice President and Chief Operating Officer
Eagle Bancorp, Inc.
7815 Woodmont Avenue
Bethesda, MD 20814

> **Re: Eagle Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 000-25923**

Dear Mr. Flynn:

We have reviewed your filing and your response letter dated July 6, 2010 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   Please note that Rule 12b-15 requires amendments to set forth the complete text of each item as amended.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

2.   We note that your response to prior comment 10 in our letter dated May 26, 2010
        does not address all of your performance metrics. Please do so. Also, please
        advise us if any of the metrics are regional or branch specific. Finally, please
        confirm that in future filings you will disclose your performance metrics and, in
        the event you do not do so based on a competitive harm analysis, you will include
        a discussion regarding the difficulty of achieving any excluded metrics.

Item 15. Exhibits, Financial Statement Schedules

3.   We note your response to prior comment 13 in our letter dated May 26, 2010. We
        are not persuaded that the Senior Executive Incentive Plan does not need to be
        included as an exhibit. Please file it as an exhibit to your amended Form 10-K.

Forms 8-K filed September 1, 2010 and September 21, 2010

4.   We note your response to prior comment 14 in our letter dated May 26, 2010.
        Please explain why you continue to include the language referenced in that
        comment in your filings. Confirm that you will not do so in future non-Item 2.02
        or 7.01 Forms 8-K.

5.   We note your response to prior comment 4 in our letter dated May 26, 2010 and
        the confirmations you provided in the response. Please explain your use of non-
        GAAP financial measures in these filings.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: (facsimile only)

Noel M. Gruber
BuckleySandler LLP